Exhibit 99.2

Huya and DouYu Enter into Merger Agreement

GUANGZHOU and WUHAN, China, October 12, 2020 /PRNewswire/ -- HUYA Inc. (“Huya”) (NYSE: HUYA) and DouYu International Holdings Limited ("DouYu") (NASDAQ: DOYU) today announced that they have entered into an Agreement and Plan of Merger, dated October 12, 2020 (the “Merger Agreement”) with Tiger Company Ltd., a newly formed company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Huya (“Merger Sub”), and, solely for the limited purposes set forth therein, Nectarine Investment Limited (“Tencent”), a wholly owned subsidiary of Tencent Holdings Limited. Pursuant to the Merger Agreement, Huya will acquire all the outstanding shares of DouYu, including ordinary shares represented by American depositary shares, through a stock-for-stock merger (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of DouYu (the “DouYu Shares”) issued and outstanding immediately prior to the Effective Time (other than the DouYu Shares represented by American depositary shares, each representing 1/10 of a DouYu Share (the “DouYu ADSs”), the Excluded Shares and any Purported Dissenters Shares, each as defined in the Merger Agreement) will be cancelled in exchange for the right to receive 7.30 validly issued, fully paid, non-assessable Class A ordinary shares of Huya (the “Huya Class A Shares”), and each DouYu ADS issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right, at the direction of DouYu’s depositary bank, to receive 0.730 American depositary shares of Huya, each representing one Huya Class A Share. If the Merger is completed, the shareholders of Huya and DouYu immediately prior to the Merger, respectively, will each hold approximately 50% shares of the combined company on a fully diluted basis.

Concurrently with the execution of the Merger Agreement, DouYu and Tencent entered into a Reassignment Agreement, dated October 12, 2020, pursuant to which Tencent will assign its interests in the game live streaming business operated by the Tencent group under the “Penguin e-Sports” brand (the “Penguin Business”) to DouYu (the “Reassignment”) and deepen its business cooperation with DouYu in order to integrate the Penguin Business with the business of the combined Huya and DouYu upon the Merger, for a total consideration of US$500,000,000. The closing of the Reassignment is conditioned on, and is expected to occur substantially concurrently with, the closing of the Merger. The closing of the Merger is also conditioned on, and is expected to occur substantially concurrently with, the closing of the Reassignment.

The special committee of Huya (the “Huya Special Committee”) and the special committee of DouYu (the “DouYu Special Committee”), each consisting of only independent and disinterested directors, led the negotiation of the Merger Agreement on behalf of their respective companies. The board of directors of each of Huya and DouYu, acting upon the unanimous recommendation of the respective special committee, unanimously approved the Merger Agreement and the Merger. The board of directors of DouYu also unanimously resolved to recommend that DouYu’s shareholders vote to approve the Merger Agreement and the Merger. JOYY Inc., Huya’s significant shareholder, has also provided its written consent to the execution, delivery and performance of the Merger Agreement by Huya and the Merger Sub and the consummation of the transactions contemplated under the Merger Agreement pursuant to Huya’s currently effective memorandum and articles of association.

The Merger, which is currently expected to close during the first half of 2021, is subject to customary closing conditions including the approval of the Merger Agreement and the Merger by an affirmative vote of holders of the DouYu Shares representing at least two-thirds of the voting power of the DouYu Shares present and voting in person or by proxy as a single class at a meeting of DouYu’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. Tencent and Messrs. Shaojie Chen and Wenming Zhang, the Chief Executive Officer and co-Chief Executive Officer of DouYu, have agreed to vote all of the DouYu Shares and DouYu ADSs they beneficially own, which collectively represent approximately 54.6 % of the voting rights attached to the total outstanding DouYu Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. There can be no assurance that the Merger will be completed during the first half of 2021 or at all. If completed, the Merger will result in DouYu becoming a privately-held and wholly owned subsidiary of Huya and DouYu ADSs will no longer be listed on The NASDAQ Global Select Market.

If the Merger is completed, Mr. Rongjie Dong, the current Chief Executive Officer of Huya, and Mr. Shaojie Chen, the current Chief Executive Officer of DouYu, will be Co-Chief Executive Officers of the combined company, and Mr. Shaojie Chen, together with the members of Huya’s board of directors immediately prior to the Merger, including Mr. Rongjie Dong, will be the members of the board of directors of the combined company.

Huya also announced today that, in accordance with the terms of the Merger Agreement, its board of directors approved a cash dividend in an aggregate amount of US$200,000,000 to be paid on or around the date of the closing of the Merger and in no event later than 20 days after the closing of the Merger to the holders of ordinary shares of Huya whose names appear on Huya’s register of members as of the close of business on certain record date after the date when the required DouYu shareholder approval is obtained and prior to the closing of the Merger. Such record date and payment date will be designated by Huya’s authorized officer and will be announced in due course.

DouYu also announced today that, in accordance with the terms of the Merger Agreement, its board of directors approved a cash dividend in an aggregate amount of US$60,000,000 to be paid on or around the date of the closing of the Merger and in no event later than 20 days after the closing of the Merger to the holders of ordinary shares of DouYu whose names appear on DouYu’s register of members as of the close of business on certain record date after the date when the required DouYu shareholder approval is obtained and prior to the closing of the Merger. Such record date and payment date will be designated by DouYu’s authorized officer and will be announced in due course.

Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Linen”), has entered into a share transfer agreement with affiliates of Mr. Rongjie Dong, pursuant to which Linen will, immediately before the closing of the Merger, purchase from such affiliates of Mr. Rongjie Dong 1,970,804 Class B ordinary shares of Huya, subject to the satisfaction of customary closing conditions (the “Additional Acquisition of Huya Shares”).

Tencent has also entered into a separate share transfer agreement with Mr. Shaojie Chen, pursuant to which Tencent will, immediately before the closing of the Merger, purchase from affiliates of Mr. Shaojie Chen that hold DouYu Shares, or certain assignees as may be designated by Mr. Shaojie Chen subject to the restrictions set forth in such share transfer agreement, 3,703,704 DouYu Shares subject to the satisfaction of customary closing conditions (the “Additional Acquisition of DouYu Shares”).

It is expected that, immediately after the closing of the Additional Acquisition of Huya Shares, the Additional Acquisition of DouYu Shares and the closing of the Merger, Tencent Holdings Limited’s voting power in the combined company held through its affiliates will be 67.5% on a fully-diluted basis.

Citigroup Global Markets Inc. is serving as independent financial advisor to the Huya Special Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to the Huya Special Committee. Haiwen & Partners is serving as PRC legal advisor to the Huya Special Committee. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal advisor to the Huya Special Committee.

Morgan Stanley Asia Limited is serving as independent financial advisor to the DouYu Special Committee. Davis Polk & Wardwell LLP is serving as U.S. legal advisor to the DouYu Special Committee. Hankun Law is serving as PRC legal advisor to the DouYu Special Committee. Ogier is serving as Cayman Islands legal advisor to the DouYu Special Committee.

Goldman Sachs (Asia) L.L.C. is serving as financial advisor to Tencent. Latham & Watkins LLP is serving as U.S. legal advisor to Tencent. Zhong Lun Law Firm is serving as PRC legal advisor to Tencent. Walkers is serving as Cayman Islands legal advisor to Tencent.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China's young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya's open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu's platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the transaction outlook and quotations from management in this announcement, as well as Huya or DouYu’s strategic and operational plans, contain forward-looking statements. Huya or DouYu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya or DouYu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya or DouYu’s goals and strategies; Huya or DouYu’s future business development, results of operations and financial condition; the expected growth of the game live streaming market the expectation regarding the rate at which to gain active users, especially paying users; Huya or DouYu’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya or DouYu's business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya and DouYu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya and DouYu do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Additional Information

This press release relates to the proposed merger transaction pursuant to the terms of the Merger Agreement. In connection with the proposed transaction, Huya will file with the SEC a registration statement on Form F-4 that will include a proxy statement of DouYu that also constitutes a prospectus of Huya relating to the proposed transaction. Huya and DouYu urge investors and security holders to read the proxy statement/prospectus and any other relevant documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about Huya, DouYu and the proposed transaction. Investors and security holders may obtain the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For investor and media inquiries of Huya, please contact:

In China:

HUYA Inc.
Investor Relations
Tel: +86-20-2290-7829
E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

For investor and media inquiries of DouYu, please contact:

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Iris Ding

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475